Edward J. Kelly, III

Chairman, President and

Chief Executive Officer

December 9, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:	Mercantile Bankshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2004
File No. 0-5127

Ladies and Gentlemen:

On behalf of Mercantile Bankshares Corporation (‘Mercantile”) we hereby provide below responses to comments set forth in John Nolan’s letter to Mr. Edward J. Kelly, III, dated November 17, 2005.  We do not believe there is a need to revise our above referenced document, but we will modify future filings as indicated below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allocation of Allowance for Loan Losses

1.             Please explain in your response letter the methodology used to determine the unallocated portion of your allowance for loan losses and discuss the factors which led to the existence of an unallocated allowance for loan loss during 2004 versus no such allowance in the prior two years. For example, you state on page 43 that the total allowance for loan losses is comprised of specific allocations to impaired loans, general allocations to pools of loans (not deemed impaired) and an unallocated amount. You further state on page 45 that the unallocated portion recognizes the imprecision inherent in estimating and measuring loss when provided, we are unclear how certain years reflect an inherent imprecision in this determination, while other years have no apparent imprecision. Please also revise future filing disclosures as necessary.

Management’s Response

Mercantile has not changed its basic methodology during the four year period ended December 31, 2004.  The reference to “the inherent imprecision” relates to the quantitative factors, qualitative factors and judgments by management that are taken into consideration in calculating the overall allowance and the allocation thereof.  In a normalized period the application of our model would produce an unallocated element of our allowance for loan losses.  In 2002 and 2003 we experienced a deterioration in our commercial and leasing portfolios.  Some large credits were placed into the monitored category.  This category represents credits that are still performing and may perform for some time, but display additional risk characteristics suggesting they may be classified as nonperforming loans in the near future.  As a result, based on management’s judgment as to presentation, the unallocated reserve was allocated to the commercial and leasing portfolio.  Mercantile had two credit exposures to a commercial loan customer, which were secured by two airplanes being leased by a regional commercial airline.  It was primarily this exposure that led to the allocation of the unallocated portion of the allowance to the commercial portfolio for the years ended December 31, 2002 and 2003.  Although these aircraft-related loans were performing, Mercantile placed them on the “monitored loan list” and assigned a portion of the unallocated allowance ($10.4 million) to these loans.  A payment to settle the largest loan ($14.1 million) was accepted in the fourth quarter of 2004, removing the uncertainty surrounding this credit exposure.  The smaller loan ($2.6 million) was settled in the second quarter of 2005.  The total loss recognized on these loans was approximately $9 million.  In the year ended December 31, 2004 we applied our model consistent with prior years.  An improving economy, lower loss experience and delinquencies reduced the qualitative factors utilized in the determination of the allowance for loan losses.   The resulting unallocated portion of the allowance was comparable to what was reported at December 31, 2001.  Since there were no significant loans reported as monitored at December 31, 2004, Mercantile did not allocate any of its unallocated allowance to portfolio loans.

Non-GAAP Reconciliation

2.             We note you are using a “cash operating efficiency ratio, “ “cash operating earnings, “ and “diluted cash operating earnings per share, “ which are non-GAAP financial measures. Please explain in your response letter why management believes that presentation of these non-GAAP financial measures provides useful information to investors as required by Item 10(e)(i)(C) of regulation S-K and revise your disclosure as necessary.

3.             In addition, please tell us in detail why you believe you have demonstrated the usefulness to investors of these measures that exclude recurring items. Refer to Question 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which indicated that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance.

Management’s Response

We believe these non-GAAP measures provide information useful to investors in understanding our core business, operational performance and trends.  Certain of the excluded items have historically been recurring in nature such as gains and losses on the sale of securities and amortization of intangibles and others have been non-recurring such as restructuring changes and merger related expenses.  We believe that our approach in excluding these items from the cash operating metrics is consistent with the guidance provided in Items 8 and 9 of the FAQ.  These items are not excluded to “smooth” earnings, they are excluded because we believe that excluding such items facilitates evaluation and comparison of results for our core, ongoing business operations.  We believe these measures are consistent with how investors and analysts typically evaluate our industry and by providing them we facilitate their analysis.  We will continue to assess the relevance of these disclosures on an ongoing basis.

Financial Statement as of and for the Years ended December 31, 2004 and 2003

Note 1 - Significant Accounting policies & Note 18 - Derivative Instruments and Hedging Activities

4.             Please tell us how you determined the fair values of your derivative instruments including details of method(s) and significant assumptions used. Ref to paragraph 10 - 11 of FAS 107. Please also provide these disclosures in future filings.

Management’s Response

Fair value for derivatives is determined based on the following:

•              Position valuation, estimated by using pricing models that incorporate quoted market prices for swap rates and futures contracts, as well as market volatility, and assumes all counterparties have the same credit rating;

•              Option valuation, estimated by using standard market models (such as modified Black Scholes model on interest rate options), incorporating quoted market prices and volatilities.

This fair value disclosure for derivative instruments will be included in all future filings.

Sincerely,

/s/ Edward J. Kelly, III

By: Edward J. Kelly, III
Chairman of the Board,
President and
Chief Executive Officer